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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 4)
                             Tender Offer Statement
                          Pursuant To Section 14(d)(1)
                     of the Securities Exchange Act of 1934

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                            BRITE VOICE SYSTEMS, INC.
                            (Name of Subject Company)

                   INTERVOICE ACQUISITION SUBSIDIARY III, INC.
                                INTERVOICE, INC.
                                    (Bidders)

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Calculation of Filing Fee

Transaction Valuation*                                  Amount of Filing Fee
-------------------------------------------------------------------------------
   $122,719,277                                             $24,543.86

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*        For purposes of calculating fee only. The total transaction value is based on 9,158,155 Shares, the number of shares for which the Offer (as defined herein) is made, multiplied by the offer price of $13.40 per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

[X]      Check box if any part of the fee is offset as provided by Rule 0-11
         (a)(2) and identify the filing with which the offsetting fee was previously paid.

         Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $24,543.86.               Filing Party:     InterVoice Acquisition Subsidiary III, Inc.
                                                                                InterVoice, Inc.
         Form or Registration No.:  Schedule 14D-1.           Date Filed:       May 3, 1999.




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                                                  SCHEDULE 14D-1
CUSIP NO. 110411105
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1.       Names of Reporting Person S.S. or I.R.S. Identification Nos. of Above
         Persons

         INTERVOICE, INC. (75-1927578)

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2        Check the Appropriate Box if a Member of a Group              (a)   [ ]
                                                                       (b)   [X]

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3.       SEC Use Only

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4.       Source of Funds BK

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5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(e) or 2(f)                                      [ ]

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6.       Citizenship or Place of Organization

         TEXAS

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         9,743,103 (1)
         (see the Offer to Purchase)

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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain
         Shares                                                              [ ]

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9.       Percent of Class Represented by Amount in Row (7)

         79.37% (2)

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10.      Type of Reporting Person

         CO

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(1)      Includes 584,948 shares of Common Stock, no par value, of the Subject
         Company with respect to which certain stockholders of the Subject Company have granted proxies to the Reporting Person to vote such shares in favor of the Merger (as defined) upon the terms and subject to the conditions set forth in the Stockholders' Agreement filed as Exhibit (c)(2) to the Statement (as defined). The Reporting Person disclaims beneficial ownership of such shares.

(2) Based on 12,275,803 shares of Common Stock, no par value, of the Subject Company issued and outstanding as of May 10, 1999.




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                                                  SCHEDULE 14D-1
CUSIP NO. 110411105
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1.       Names of Reporting Person S.S. or I.R.S. Identification Nos. of Above
         Persons

         INTERVOICE ACQUISITION SUBSIDIARY III, INC. (75-2816154)
--------------------------------------------------------------------------------


2.       Check the Appropriate Box if a Member of a Group              (a)   [ ]
                                                                       (b)   [X]

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3.       SEC Use Only

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4.       Source of Funds BK

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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f) [_]

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6        Citizenship or Place of Organization

         NEVADA

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         9,743,103 (1)
         (see the Offer to Purchase)

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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain
         Shares                                                              [ ]

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9.       Percent of Class Represented by Amount in Row (7)

         79.37% (2)

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10.      Type of Reporting Person

         CO

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(1)      Includes 584,948 shares of Common Stock, no par value, of the Subject
         Company with respect to which certain stockholders of the Subject Company have granted proxies to the Reporting Person to vote such shares in favor of the Merger (as defined) upon the terms and subject to the Conditions set forth in the Stockholders' Agreement filed as Exhibit (c)(2) to the Statement (as defined). The Reporting Person disclaims beneficial ownership of such shares.

(2) Based on 12,275,803 shares of Common Stock, no par value, of the Subject Company issued and outstanding as of May 10, 1999.

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                                  TENDER OFFER


         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule 14D-1, dated May 3, 1999, as amended by Amendment No. 1 dated May 5, 1999, Amendment No. 2 dated May 10, 1999, and Amendment No. 3 dated May 17, 1999 (collectively, the "Statement"), of InterVoice Acquisition Subsidiary III, Inc., a Nevada corporation (the "Purchaser") and a wholly owned subsidiary of InterVoice, Inc., a Texas corporation ("Parent"), filed in connection with the Purchaser's offer to purchase 9,158,155 shares of common stock, no par value (the "Shares" or "Common Stock"), of Brite Voice Systems, Inc., a Kansas corporation (the "Company"), as set forth in the Statement. All capitalized terms not defined herein have the meanings given to them in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase") filed as Exhibit (a)(1) to the Statement, the Supplemental Letter dated May 10, 1999 filed as Exhibit
(a)(11) to the Statement, and the Supplemental Letter dated May 17, 1999 filed as Exhibit (a)(12) to the Statement.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The response to Item 4 is hereby amended and supplemented as follows:

         "Parent and the Purchaser have entered into a credit agreement with Bank of America National Trust and Savings Association ("Bank of America NT&SA") and certain other financial institutions (the "Credit Agreement") pursuant to which, subject to the terms and conditions thereof, Bank of America NT&SA will provide the Purchaser financing in an aggregate amount of up to $150 million (the "Facilities").

         The Facilities are guaranteed by Parent and each material existing and future direct and indirect domestic subsidiary of InterVoice, excluding the Purchaser; provided that the Company and its subsidiaries will not be required to guarantee the financing until the consummation of the Merger.

         The Facilities consist of: (i) a $125 million tender facility which was available to the Purchaser in order to fund the Offer and the Merger (the "Term Loan Facility") and (ii) a $25 million revolving credit facility (the "Revolving Credit Facility").

         The following is a summary of the principal terms of the Credit Agreement. This summary is qualified in its entirety by reference to the Credit Agreement, a copy of which has been filed as an exhibit to this Amendment No. 4.

         The Facilities will mature on August 29, 2003, and the Term Loan Facility is subject to quarterly amortization with the first payment due on May 31, 2000. In addition, the Facilities are subject to certain mandatory prepayments and commitment reductions tied to the sale of assets, the issuance of debt, the issuance of equity and the generation of excess cash flow for a fiscal year. Certain of these prepayment and commitment reduction requirements are limited upon the satisfaction of certain financial ratios.

         The amounts borrowed pursuant to the Revolving Credit Facility and the Term Loan Facility bear interest at a rate equal to either LIBOR plus the applicable margin or the Alternate Base Rate (defined as the higher of (i) the Bank of America NT&SA prime rate or (ii) the federal funds rate plus 0.50%) plus the applicable margin. The applicable margin during the period from the closing of the Facilities until receipt by the lenders of Parent's Form 10-Q for the quarter ended November 30, 1999 will be 2.50% and 1.25% for LIBOR and Alternate Base Rate loans, respectively. Thereafter, the applicable margin in each case will be determined by reference to a ratio of Parent's funded debt to EBITDA (as defined in the credit agreement) of not less than 1.75% and .50% for LIBOR and Alternate Base Rate loans, respectively, and of not more than 2.50% and 1.25% for LIBOR and Alternate Base Rate loans, respectively.

         The Credit Agreement contains certain representations and warranties, certain negative and affirmative covenants, certain conditions and events of default which are customarily required for similar financings. Such covenants include, among others:

         o restrictions and limitations on liens and negative pledges;

         o limitations on mergers, consolidations and sales of assets;

         o limitations on incurrence of debt;

         o limitations on dividends, stock redemptions and the redemption and/or prepayment of other debt;

         o limitations on investments and acquisitions (other than the acquisition of the Company); and

         o limitations on capital expenditures.

         Key financial covenants based on Parent's consolidated financial statements include minimum net worth, maximum leverage ratio and minimum fixed charge coverage ratio.

         The financing requires a first priority perfected security interest in:

         o all of the capital stock of each of the material domestic subsidiaries of Parent (including, without limitation, the Purchaser), and 65% of the capital stock of each first tier foreign subsidiary of Parent, which capital stock shall not be subject to any other lien or encumbrance; and

        o subject to permitted liens, all other present and future material assets and properties of Parent and its material domestic subsidiaries (including, without limitation, accounts receivable and proceeds, inventory, real property, machinery and equipment, contracts, trademarks, copyrights, patents, license rights and general intangibles), including, without limitation, the Company and its subsidiaries; provided that the Company and its subsidiaries shall not be required to pledge such assets and properties until completion of the Merger.

Without limiting the foregoing, but subject to the requirements of Regulation U of the Federal Reserve Board, all capital stock of the Company owned by the Purchaser or Parent shall be pledged as collateral for the financing. Regulations of the Federal Reserve Board, including Regulation U, restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. All financing for the Offer and the Merger was structured so as to be in full compliance with these regulations.

         In connection with the financing, the Purchaser has agreed to pay the lenders certain fees, to reimburse the lenders for reasonable out-of-pocket fees and expenses and to provide certain indemnities, as are customary for similar financings.

         Parent anticipates that indebtedness incurred through borrowings under the financing in connection with the Offer and the Merger will be repaid from a variety of sources, which may include funds generated internally by Parent and its subsidiaries and following the Merger, funds generated by the Company, bank financing, and the public or private sale of debt or equity securities. No decision has been made concerning the method Parent will employ to repay such indebtedness. Such decision will be made based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial, market and other economic conditions and such other factors as Parent may deem appropriate.

         Upon consummation of the Merger, the Purchaser will be merged into the Company, which will then be obligated as the borrower under the Facilities."

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The response to Item 6 is hereby amended and supplemented as follows:

         At 12:00 midnight New York City time, on Tuesday, June 1, 1999, the Offer expired. Based on information provided by the Depositary for the Offer, Parent reported that as of the expiration of the Offer, 11,296,186 (approximately 92% of the outstanding Brite common stock) Shares were properly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has deposited with the Depositary cash in payment for, 9,158,155 Shares at the purchase price of $13.40 per Share in cash. As a result of the consummation of the Offer, Purchaser will own approximately 75% of the outstanding Shares.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 11 is hereby amended and supplemented as follows:

(a)(14) Press release dated June 2, 1999 announcing the expiration of the Offer.

(a)(15)  Press release dated June 9, 1999 announcing payment for 9,158,155
         Shares.

(b)(1) Credit Agreement, dated June 1, 1999, among InterVoice, Inc., InterVoice Acquisition Subsidiary III, Inc. Bank of America National Trust and Savings Association, an administrative agent and the other agents and lenders and certain other financial institutions indicated as being parties to the Credit Agreement.



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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    InterVoice Acquisition Subsidiary III, Inc.


                                    By: /s/ Rob-Roy J. Graham
                                       -----------------------------------------
                                    Name:  Rob-Roy J. Graham
                                    Title: President and Chief Financial Officer


Date: June 14, 1999


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    InterVoice, Inc.


                                    By: /s/ Rob-Roy J. Graham
                                       -----------------------------------------
                                    Name:  Rob-Roy J. Graham
                                    Title:  Chief Financial Officer


Date: June 14, 1999




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INDEX TO EXHIBITS


EXHIBIT
NUMBER                                  EXHIBIT
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(a)(14)        Press Release dated June 1, 1999 announcing the expiration of the
               Offer.

(a)(15) Press Release dated June 9, 1999 announcing payment for the 9,158,155 Shares.

(b)(1) Credit Agreement, dated June 1, 1999, among InterVoice, Inc., InterVoice Acquisition Subsidiary III, Inc. and Bank of America National Trust and Savings Association, Bank of America Securities LLC and certain other financial institutions indicated as being parties to the Credit Agreement.